                  May 23, 2006



Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: James Allegretto

         Re: Responses to Comments of Staff Regarding CenterPoint Energy, Inc.'s Form 10-K for the Fiscal Year Ended December 31, 2005 (File No. 1-31447)

         Dear Mr. Allegretto:

         CenterPoint Energy, Inc.'s (the "Company") responses to the comments of the Staff of the Division of Corporation Finance contained in your letter dated April 24, 2006 with respect to the Company's Annual Report on Form 10-K for the year ended December 31, 2005 are included in the enclosed memorandum of the Company to the Staff. The Company hereby acknowledges in connection with its responses to the Staff's comments that:

                  o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

                  o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

                  o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact the undersigned (713-207-7575) with any questions or comments you may have regarding the enclosed.

                                     Very truly yours,

                                     CenterPoint Energy, Inc.


                                     By: /s/ James S. Brian
                                         ---------------------------------------
                                             James S. Brian
                                             Senior Vice President and
                                               Chief Accounting Officer



cc:     Scott Ruggiero
        Securities and Exchange Commission

        Rufus S. Scott
        CenterPoint Energy, Inc.

        Gerald M. Spedale
        Baker Botts L.L.P.

                                                                    May 23, 2006


                            CENTERPOINT ENERGY, INC.

                    MEMORANDUM IN RESPONSE TO STAFF COMMENTS

                           Annual Report on Form 10-K
                   for the Fiscal Year Ended December 31, 2005
                           (Registration No. 1-31447)
                         Originally filed March 16, 2006


         This memorandum sets forth the responses of CenterPoint Energy, Inc. (the Company) to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) in its comment letter dated April 24, 2006 (the Comment Letter) relating to the Company's Annual Report on Form 10-K for the year ended December 31, 2005 (the Form 10-K) that was filed on March 16, 2006 (File No. 1-31447). For your convenience, we have repeated each comment of the Staff as given in the Comment Letter, and set forth below such comment is the response of the Company. Capitalized terms used in this letter that are not defined have the meanings given to them in the Form 10-K.

Notes to Consolidated Financial Statements, page 66

(3) Discontinued Operations, page 83

     1. Please explain to us how you reflected the final step of the transaction involving Texas Genco in the financial statements. In this regard, you disclose Texas Genco recorded an after-tax loss of $426 million related to sale of its fossil fuel plants. However, it is not clear whether the sale of the interest in the South Texas Project resulted in a gain or loss. Please provide us with a calculation of the gain or loss upon closing of the transactions that resulted in the disposition of Texas Genco.

     RESPONSE: In July 2004, the Company entered into an agreement ("Sales Agreement") to sell its interest in Texas Genco in a transaction structured to be accomplished in two steps. In the first step of the transaction, completed in December 2004, Texas Genco's fossil generation assets were sold to the purchaser for $2.813 billion. In the second step of the transaction, completed in April 2005 following receipt of approval by the NRC, Texas Genco, whose principal remaining asset was its ownership interest in a nuclear generation facility, was sold to the same party for $700 million. As a result of entering into the Sales Agreement, the Company presented the results of Texas Genco in discontinued operations and an impairment of $253 million of the Company's interest in Texas Genco was recorded in the third quarter of 2004 in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Such impairment reflected guidance in SFAS 144, paragraph 34, that a long-lived asset classified as held for sale shall be measured at the lower of its carrying amount or fair value less cost to sell. In the fourth quarter of 2004, the impairment was reduced by $39 million in accordance with paragraph 37 of SFAS 144 primarily to reflect receipt of an additional dividend from Texas Genco and to adjust estimated federal income taxes associated with the sale of the Company's interest in Texas Genco. The transaction resulted in an after-tax loss of $214 million in 2004. As disclosed on page 84 of the Company's 2005 Form 10-K, note
(1) to the table, Texas Genco's recorded loss on a stand-alone basis of $426 million from sale of the fossil assets was reversed by the Company to reflect its loss on the sale of Texas Genco of $214 million. The Company's loss was less primarily because the Company had previously impaired its investment in Texas Genco at the time approximately 19% of Texas Genco's stock was distributed to the Company's shareholders.

     In addition, as a result of this transaction, any future earnings of Texas Genco from the consummation of the Sales Agreement through the closing of the second step of the transaction increased the Company's basis in Texas Genco but did not accrue to the Company's benefit, thus increasing the impairment of the Company's interest in Texas Genco. In 2004, an additional loss offsetting Texas Genco's earnings, subsequent to entering into the Sales Agreement, of $152 million was recorded. Upon closing of the second step of the transaction in the second quarter of 2005, an additional loss of $4 million was recorded for differences in estimated selling costs and estimated tax effects from amounts accrued as of December 31, 2004. Additionally, the Company recorded a loss offsetting Texas Genco's 2005 earnings of $10 million in 2005.


     Following is a summarized computation of the loss the Company recorded as of December 31, 2004 related to the Texas Genco Sales Agreement (in millions):

               Proceeds                                  $      3,513

               Estimated selling costs                            (20)

               Book values                                     (3,958)

               Estimated taxes                                    251
                                                         ------------
               Estimated net loss on sale
                                                         $       (214)
                                                         ============

     The following table, from page 84 of the Company's 2005 Form 10-K, summarizes the components of the income (loss) from discontinued operations of Texas Genco for each of the years ended December 31, 2003, 2004 and 2005:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                              -----------------------------
                                                                                2003       2004      2005
                                                                              --------   --------  --------
                                                                                      (IN MILLIONS)
      Texas Genco net income (loss) as reported...........................    $    250   $    (99)  $    10
      Adjustment for Texas Genco loss on sale of fossil assets,
        net of tax(1).....................................................          --        426        --
                                                                              --------   --------   -------
      Texas Genco net income as adjusted for loss on sale of
        fossil assets.....................................................         250        327        10
      Adjustment for general corporate overhead reclassification,
        net of tax(2).....................................................          18         13         1
      Adjustment for interest expense reclassification, net of
        tax(3)............................................................        (129)       (46)       --
                                                                              --------   --------   -------
      Adjusted income from discontinued operations of Texas Genco,
        net of tax........................................................         139        294        11
      Minority interest in discontinued operations of Texas
        Genco.............................................................         (48)       (61)       --
                                                                              --------   --------   -------
      Income from discontinued operations of Texas Genco, net of tax and
        minority interest.................................................          91        233        11
                                                                              --------   --------   -------
      Loss on sale of Texas Genco, net of tax.............................          --       (214)       (4)
      Loss offsetting Texas Genco's earnings, net of tax..................          --       (152)      (10)
                                                                              --------   --------   -------
      Loss on disposal of Texas Genco, net of tax.........................          --       (366)      (14)
                                                                              --------   --------   -------
        Total Discontinued Operations of Texas Genco......................    $     91   $   (133)  $    (3)
                                                                              ========   ========   =======

(1) In 2004, Texas Genco recorded an after-tax loss of $426 million related to the sale of its coal, lignite and gas-fired generation plants which occurred in the first step of the transaction pursuant to which Texas Genco was sold. This loss was reversed by CenterPoint Energy to reflect its estimated loss on the sale of Texas Genco.

(2) General corporate overhead previously allocated to Texas Genco from CenterPoint Energy, which will not be eliminated by the sale of Texas Genco, was excluded from income from discontinued operations and is reflected as general corporate overhead of CenterPoint Energy in income from continuing operations in accordance with SFAS No. 144.

(3) Interest expense was reclassified to discontinued operations of Texas Genco related to the applicable amounts of CenterPoint Energy's term loan and revolving credit facility debt that would have been assumed to be paid off with any proceeds from the sale of Texas Genco during those respective periods in accordance with SFAS No. 144.

     2. We have read the financial statements included in a Form S-1 filed by Texas Genco. We note that you do not mention the Goldman PPA and the related back-to-back power agreement in your filing. Please provide us the full details of each contract. Explain to us the business reason for the Goldman PPA contract and the rationale behind the 90% price. Tell us whether the 10% guaranteed margin could represent a benefit to Texas Genco LP II. If it did represent a benefit, tell us how you recognized such benefit in the gain or loss on the sale of Texas Genco LP. In this regard, we understand the two separate dispositions were distinct transactions that involved separate negotiations of purchase price. We also understand the nuclear disposition closing was not a condition to the initial fossil fuel closing. Please tell us why the guaranteed 10% margin that would be void upon the closing of the nuclear acquisition did not represent a reduction of the consideration on the fossil fuel disposition and additional consideration upon the nuclear acquisition close. Please be detailed in your explanation.

     RESPONSE: The Goldman PPA was entered into to sell forward a substantial portion of Texas Genco's remaining base-load capacity through 2008, which had not previously been sold forward in capacity auctions held by Texas Genco. This agreement substantially locked in operating revenues and margins during these periods.

     The 10% price differential, between the price for the period before a potential termination of the second step of the transaction and the price subsequent to such a termination of the second step of the transaction, reflects the economics of the transaction. We do not believe that it represents a reduction of the consideration on the fossil fuel disposition and additional consideration upon the nuclear disposition close. During the period from the closing of the first step until the closing of the second step, power was sold on a firm basis and the Company was subject to payment of liquidated damages in the event energy from the South Texas Project Electric Generating Station (STP) was unavailable and Texas Genco LLC incurred losses resulting from such an event. In the event of a termination of the second step of the transaction contemplated by the Sales Agreement the power was to be sold on an as-available basis and the purchase price in the back-to-back agreement was to be reduced from the weighted-average price achieved by Texas Genco LLC on its firm forward sales in the South ERCOT zone, to 90% of such amount. The 10% discount applied only if the second step of the transaction contemplated by the Sales Agreement was terminated. In that case, CenterPoint Energy would own the STP units as its only generating assets. As such, the Company was obligated to sell the capacity on an as-available basis, i.e., CenterPoint Energy was obligated to sell whatever amount of power was produced by the STP units but had no obligation to supply firm power. The 10% discount was a negotiated price that took into consideration the fact that the power was not being sold on a firm basis, but only on an as-available basis. The 10% discount was based on examining the difference between firm and as-available base-load sales that CenterPoint Energy had made in historic periods and the average discounts that were received for as-available energy as compared to firm energy. The Company believes the negotiated prices in the Goldman PPA were determined on an arms-length basis with an independent third-party and represent fair market value.

     The Goldman PPA agreement was disclosed in the CenterPoint Energy, Inc. 2004 third quarter Form 10-Q in Note 2 to the Consolidated Financial Statements (see page 7) as follows:

     "In connection with the transaction, Texas Genco, LP, a subsidiary of Texas Genco (Genco LP), entered into a master power purchase and sale agreement with a member of the Goldman Sachs group. Under that agreement, Genco LP has sold forward a substantial quantity of its available base-load capacity through 2008 and pledged $175 million of its first mortgage bonds as collateral for its obligations. Genco LP's obligations under the power purchase agreement will continue regardless of whether the transaction is completed."

     The back-to-back agreement was disclosed in the CenterPoint Energy, Inc. 2004 Form 10-K in Item 1. Business--- Discontinued Operations (see page 12) and in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation -- Sale of Texas Genco (see page 42) as follows:

     "In connection with the sale of Texas Genco's fossil generation assets to Texas Genco LLC, Genco LP entered into a power purchase and sale agreement with a subsidiary of Texas Genco LLC, which we refer to as the back-to-back power purchase agreement. Under this agreement, Genco LP has agreed to sell forward a substantial portion of Genco LP's total share of the energy from the South Texas Project through December 31, 2008. Genco LP has agreed to sell this energy on a unit-contingent basis, meaning that Genco LP will be excused (subject to the contingent payment for economic costs described below) from its obligations to deliver this energy to the extent the energy is unavailable as a result of a derating or forced outage at the South Texas Project or other specified causes.

     During the period from the closing of the first step of the sale transaction until the closing of the second step, the pricing for the energy sold under the back-to-back power purchase agreement will be at the weighted-average price achieved by Texas Genco LLC on its firm forward sales in the South ERCOT zone, subject to payment by Genco LP to Texas Genco LLC, in the event the second step does not close, of 50% of the economic cost (i.e. liquidated damages payable to third parties or cost of cover) incurred by Texas Genco LLC during that period as a result of energy from the South Texas Project being unavailable to meet the contract quantity. After any termination of the transaction agreement, the pricing for this energy will be at 90% of such weighted-average price, with no contingent payment for economic costs. The transaction agreement may be terminated under various circumstances, including a failure to close the second step of the sale transaction by April 30, 2005 (which date may be extended by either party for up to two consecutive 90-day periods if NRC approval has not yet been obtained or is being contested and all other closing conditions are capable of being satisfied)."

     The sale of the Company's interest in Texas Genco was completed in April of 2005, and as of December 31, 2005 the Company had no obligations under these agreements. Therefore the agreements were not mentioned in the Company's 2005 Form 10-K.

(4) Regulatory Matters, page 86

(a) Recovery of True-up Balance, page 86

     3. We note you recorded an extraordinary charge, net of tax, of $977 million in response to Texas Utility Commission's order on final true-up application. We further note your recognition of $226 million and $121 million relating to the debt portion of the return recognized in 2004 and 2005 as other income. Please explain the reason for disparate classification of these items. In this regard, please tell us the period over which you computed the true-up return as well as the date at which you computed the $977 million extraordinary charge. Advise whether you would have reduced the $977 million extraordinary charge had the return been known at the date you calculated the charge. If so, please advise as to why no portion of the credit was or will be treated as an extraordinary item. Please be detailed in your response.

     RESPONSE: In December 2004, the Texas Public Utility Commission (Texas Utility Commission) approved a Final Order in CenterPoint Energy Houston Electric, LLC's (CenterPoint Houston) 2004 True-Up Proceeding which resulted in the write-off of $1.5 billion, $977 million after-tax, of CenterPoint Houston's recorded generation-related regulatory assets. This write-down was recorded as an extraordinary item in the Company's consolidated financial statements in the third and fourth quarters of 2004 in accordance with SFAS No. 101, "Regulated Enterprises -- Accounting for the Discontinuation of Application of FASB Statement No. 71" (SFAS No. 101). In the third quarter of 2004 the Company recorded an after-tax extraordinary loss of $894 million based on the Company's analysis of the Texas Utility Commission's deliberations at six public meetings held between August and October 2004. An additional $83 million after-tax extraordinary loss was recorded in the fourth quarter of 2004 upon the Texas Utility Commission's issuance of a Final Order.

     The Texas Utility Commission's Final Order allowed CenterPoint Houston to recover carrying costs on the true-up balance (after the $1.5 billion write-off described above) from January 1, 2002 until fully recovered through a competition transition charge or issuance of transition bonds. CenterPoint Houston recorded a return on its allowed true-up balance from January 1, 2002 through December 31, 2004 of $226 million in the fourth quarter of 2004 based on the December 2004 final determination by the Texas Utility Commission. Under these same procedures and until full recovery of the true-up balance through a competition transition charge (initiated in September 2005) or issuance of transition bonds (completed in December 2005), CenterPoint Houston continued to accrue interest income monthly, resulting in $121 million recorded in 2005. The return does not qualify to be accounted for as an extraordinary item in accordance with SFAS 101, because it represents the return on a continuing regulatory asset accounted for in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71), and EITF 97-4, "Deregulation of the Pricing of Electricity-Issues Related to the Application of FASB Statements No. 71 and 101" (EITF 97-4). CenterPoint Houston had not accrued a return on the true-up balance prior to the Final Order because the Texas Utility Commission had not reached a conclusion as to the calculation of a return prior to such order as discussed further below. As a result CenterPoint Houston was unable to determine that recovery of the carrying charge was probable prior to the Texas Utility Commission's Final Order.

     In summary, the extraordinary charge represented the effect of deregulation. The recovery of costs (true-up balance), including the return, does not relate to the deregulation event itself, but rather a part of the normal ongoing regulatory process.

     EXTRAORDINARY CHARGE

     In June 1999, the Texas Legislature adopted the Texas electric restructuring law that substantially amended the regulatory structure governing electric utilities in Texas in order to allow retail electric competition. CenterPoint Houston determined that the Texas electric restructuring law provided sufficient detail regarding deregulation of CenterPoint Houston's electric generation operations to require it to discontinue the use of SFAS No. 71 for those operations. Effective June 30, 1999, the Company applied SFAS No. 101 to its electric generation operations. The Company recorded a $183 million after-tax extraordinary loss in the fourth quarter of 1999 and transferred generation related regulatory assets expected to be recovered under the legislation to a separately regulated portion of the business pursuant to EITF 97-4.

     The Texas electric restructuring law required the Texas Utility Commission to conduct a "true-up" proceeding to determine CenterPoint Houston's stranded costs and certain other costs resulting from the transition to a competitive retail electric market and to provide for its recovery of those costs (True-Up Proceeding).

     In December 2004, the Texas Utility Commission issued its Final Order in CenterPoint Houston's 2004 True-Up Proceeding which resulted in the write-off of $1.5 billion, $977 million after-tax, of CenterPoint Houston's recorded generation related regulatory assets, and represents the impact of deregulation on CenterPoint Houston's generation assets. SFAS No. 101 paragraph 9 indicates that any net adjustment to the Statement of Operations from applying SFAS No. 101 is to be accounted for as an extraordinary item. Therefore, the loss from writing down generation related regulatory assets pursuant to the 2004 True-Up Proceeding was reflected as an extraordinary item in the third and fourth quarters of 2004.

     OTHER INCOME RECOGNITION FOR ALLOWED RETURN ON TRUE-UP BALANCE

     The Company contended that under the Texas electric restructuring law, interest accrued on stranded costs from January 1, 2002. However, in December 2001, the Texas Utility Commission issued Substantive Rule 25.263(l)(3), which stated that carrying costs shall be calculated for the period of time from the date of the true-up final order until fully recovered.

     CenterPoint Houston appealed the Texas Utility Commission's rule that permitted interest to be recovered only from the date of the Texas Utility Commission's final order in the 2004 True-Up Proceeding, instead of from January 1, 2002 as CenterPoint Houston contended is required by law. On June 18, 2004 the Texas Supreme Court ruled that interest on stranded costs began to accrue as of January 1, 2002 and remanded the rule to the Texas Utility Commission to review the interaction between the Supreme Court's interest decision and the Texas Utility Commission's capacity auction true-up rule and the extent to which the capacity auction true-up results in the recovery of interest.

     The Texas Utility Commission held a hearing in September 2004 and established that interest would accrue on stranded costs beginning January 1, 2002, however, it did not determine the amount of interest to be accrued or the method for computing such accrual.

     The Texas Utility Commission concluded the 2004 True-Up Proceeding and issued its Final Order in December 2004 allowing CenterPoint Houston's recovery of interest on the true-up balance until full recovery of the true-up balance through either a competition transition charge or the issuance of transition bonds. The Company recorded a return on its allowed true-up balance of $226 million and $121 million in 2004 and 2005, respectively, in accordance with the Texas Utility Commission's rulings.

Disclosure Controls and Procedures, page 177

     4. We note your disclosure that your "principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective to provide assurance that the information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC." Please confirm to us, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Otherwise, please explain to us in detail why your officers were unable to come to this conclusion. Refer to Exchange Act Rule 13a-15(e). In future filings, please include this information in your discussion of disclosure controls and procedures.

     RESPONSE: We confirm that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2005 to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. We will include this information in our discussion of disclosure controls and procedures in future filings.

     The following is the disclosure that the Company included in its 2006 first quarter Form 10-Q and will include in future filings:

     In accordance with Exchange Act Rules 13a-15 and 15d-15, we carried out an evaluation, under the supervision and with the participation of management, including our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of Month Day, Year to provide assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding disclosure.